THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue
Joseph M. Patricola, Esq.*+ #	Suite 9B2
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
# Licensed in DC	Virginia@SourlisLaw.com

VIA EDGAR CORRESPONDENCE

August 30, 2011

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Ms.Anne Nguyen Parker, Esq., Branch Chief
Mr. Brad Skinner, Esq., Staff Attorney
Mr. Douglas Brown, Esq., Staff Attorney

Re:	Sino Agro Food, Inc.
Amendment No. 4 to Registration Statement on Form 10
Originally Filed November 19, 2010
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010, Originally Filed April 15, 2011
File No. 000-54191

Dear Ms. Anne Nguyen Parker and Colleagues:

Below please find our responses to the Staff’s comment letter, dated July 27, 2011 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendments No. 1 to the Form 10-K and 10-Q for the respective periods ended 12/31/2010 and 3/31/2011, with the Commission today via the EDGAR system. Hard copies of this response letter and the above-referenced Amendments can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 618-2843 if you have any questions regarding this matter.

Very truly yours,

/s/ Joseph M. Patricola
Joseph M. Patricola, Esq.

General

1.
We note your response to comment one in our letter dated May 13, 2011, indicating that all prior comments relating to your Form 10 have been addressed in your Form 10-K filed on April 15, 2011 and in the Form 10-Q filed on May 20, 2011. However, we note that your current Form 10-K and Form 10-Q on file do not address the following:

•	Additional disclosures on share-based compensation related to prior comment 10 from our letter dated May 13, 2011;
•	Omission of labeling of line items presented in your statement of stockholders’ equity related to prior comment 12 from our letter dated May 13, 2011.

Please make corresponding changes to your annual and interim reports as necessary to address these matters.

Per SEC Comment #1, the revisions noted by the Commission have been addressed in Amendments to the relevant annual and interim reports. Please be advised that the Company has filed Amendments No. 1 to the Form 10-K and 10-Q for the respective periods ended 12/31/2010 and 3/31/2011, with the Commission today via the EDGAR system.

Form 10-K for the year ended December 31, 2010

Financial Statements

Description of Business, page 20

2.
We note your response to prior comment five, indicating that you have amended your disclosures in your Form 10 to read: “In 2010, 2800 young cows were brought from regional farmers to whom we sold our livestock feed and fertilizer during the year for monies.” However, your disclosures on page 20 of your Form 10-K for the year ended December 31, 2010 continue to indicate that you added the 2,800 cows through unwritten barter trade arrangements in 2010. Please address the following points:

•	Revise your disclosures to clearly state whether the cows were acquired via barter trade or purchased for cash.

•	Tell us where you recorded the purchase of these animals in your balance sheet as of December 31, 2010 and quantify the amounts recorded.

Per SEC Comment #2, we will revise disclosures as follows: “In 2010, 2800 young cows were brought from regional farmers to whom we sold our livestock feed and fertilizer during the year for monies.”

We recorded the purchase of these animals in our balance sheet as of December 31, 2010 as set forth below:

Type of animals	Name of accounts booked	Amount
		$
Milk cow	Property and equipment	2,309,278
Beef cow	Inventories	3,436,090
		5,745,368

Note 9 – Accounts Receivable, page F-22

3.
We note your response to prior comment seven and understand that you recognized the full amount for the licenses sold for the 500 units of APM on the date the licenses were granted. Please address the following points:

•
Clarify whether there is a provision to provide further services to the customer in the terms and conditions of the license agreement or if you enter into separate arrangements to perform additional services related to the construction or maintenance of the water treatment system;

•	Submit a copy of this agreement with your next response;
•	Quantify the amounts of license fee revenue that you have recognized in this manner for the year ended December 31, 2010 and 2009 and the quarter ended March 31, 2011.

Per SEC Comment #3, the licenses governed the right of the licensees to develop number of APM modules at a designated town and county in China. There is no provision to provide further services to the licensees in the terms and conditions of the license agreement. There is no other associated agreement with the license agreements. All other services were provided to the clients introduced by licensees and executed during the years of 2008, 2009 and 2010. We booked the revenue of these services for those clients as service income, as the licensees acted as the middlemen in these transactions.

No related agreement was prepared.

We had no license fee revenue recognized in this manner for the year ended December 31, 2010 and 2009 and the quarter ended March 31, 2011.

Note 16 – License Rights, page F-25

4.
We have read your response to prior comment eight and understand that you recorded $2.5 million in license fee expense in each of the years ended December 31, 2006 and 2007 related to your agreement with Infinity Environmental Group Ltd. for the purchase of the APM units are recorded as “License fee expense” in 2007 and 2009.

We note that the Master License Agreement dated August 1, 2006 indicates that from the period of August 2006 through July 31, 2008 you were obligated to pay $2.5 million as a “license fee covering 500 units of APM construed as the minimum performance required” during this period. Please address the following points:

•	Explain why you recorded the $2.5 million expense in 2007 and how your accounting reflects the terms of the Master License Agreement.

•	Tell us whether your accounting policy for the license fees changed after July 31, 2008, providing details to understand the differences between your policy before and after this date.

•
Tell us how many units of APM you sold during each of the years ended December 31, 2008, 2009 and 2010 and quantify the amounts of license revenue and license fee expense you recorded in each of these years.

Per SEC Comment #4, according to the terms of master license agreement dated August 1, 2006, we were obligated to pay US $2.5 million (as minimum payment) each for the years ended December 31, 2006 and 2007, respectively, once the Master Licenses covering 500 units of APM each for the years ended December 31,2006 and 2007 were granted. The above license expenses were minimum charges (equivalent to cover 500 units of APM) and were irrelevant to the duration of aforesaid period from the period of August 2006 through July 31, 2008.

We had no change of accounting policy for the license fees after July 31, 2008.

We did not sell any APM during the years ended December 31, 2008, 2009 and 2010. No license revenue and license fee expense recorded in each of these years.

Form 10-Q for the Quarter Ended March 31, 2011

Management’s Discussion and Analysis

Consolidated Results of Operations, page 37

5.
We note that your discussion of your results of operations and see that you generally attribute the movements in your revenues, cost of sales and gross profit to the sale of your dairy segment in 2011. Please address the following points:

•
As you have retrospectively restated your historical results to reflect the sale of the dairy segment, please tell us why you have disaggregated the dairy operations in your discussion of your operating results.

•
Expand your discussion to include the specific reasons and factors contributing to the material changes in revenues, cost of sales and gross profit for each operating segment presented to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K.

Per SEC Comment #5, even though the dairy segment was sold in 2011 and reclassified as discontinued operation, we have disaggregated the dairy operations in our discussion of our operating reasons for easy comparison purpose against Form 10-Q. The Form 10-Q has been amended as follows:

 Consolidated Results of Operations

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Revenues

Revenues decreased by $1,289,791 or 29.24% to $3,121,531 for the three months ended March 31, 2011 from $4,411,322 for the three months ended March 31, 2010. The decrease was primarily due to the missing of the revenue generated from the diary and the other sectors’ revenue has not been able to match the dairy yet.

The following chart illustrates the changes by category from the Three Months Ended March 31, 2011 to March 31, 2001.

Category	2011	2010	Difference
	Q1	Q1
Fishery	$1,559,745	$300,000	$1,259,745

Dairy	-	4,111,322	(4,111,322)

Plantation	-	-	-

Beef	1,561,786	-	1,561,786

Totals	$3,121,531	$4,411,322	$(1,289,791)

Revenue –Fishery. Revenues from fishery increased by $1,259,745 or 431.92% from $300,000 for the three months ended March 31, 2011 to $1,559,745 for the three months ended March 31, 2011. The increase in fishery was primarily due to our increased contract service income from fishery development contract for the three months ended June 30, 2011 instead of consulting income for the three months ended June 30, 2011.

Revenue –Dairy. Revenues from dairy decreased by $4,111,322 from $4,111,372 for the three months ended March 31, 2011 to $0 for the three months ended March 31, 2011. The decrease in dairy was primarily due to dairy segment sold out in January 2011.

Revenue –Planation. Revenues from planation is $0 for the three months ended March 31, 2010 as compared with $0 for the three months ended March 31, 2011. There is no harvest in Q1 each year due to seasonal reason.

Revenue – Beef. Revenues from beef increased by $1,561,786 from $0 for the three months ended March 31, 2010 to $1,561,786. The increase in beef was primarily due to starting up new business of organic fertilizer, bread grass cultivation since Q3 2010.

Cost of Goods Sold

Cost of goods sold decreased by $634,126 or 34.75% to $1,190,615 for the three months ended March 31, 2011 from $1,824,741 for the three months ended March 31, 2010. The increase was primarily due to the cost of goods of the dairy was not there.

The following chart illustrates the changes by category from the Three Months Ended March 31, 2011 to March 31, 2010.

Category	2011	2010	Difference
	Q1	Q1
Fishery	$619,931	$-	$619,931

Dairy	-	1,824,741	(1,824,741)

Plantation	-	-	-

Beef	570,684	-	570,684

Totals	$1,190,615	$1,824,741	$(634,126)

Cost of goods sold –Fishery. Cost of goods sold from fishery increased by $619,931 from $0 for the three months ended March 31, 2010 to $619,931 for the three months ended March 31, 2011. The increase in fishery was primarily due to no direct cost for consulting service for the three months ended March 31, 2011 in contrast agianst cost of development contract for fish farm of $619,931 for the three months ended March 31, 2011.

Cost of goods sold –Dairy. Cost of goods sold from dairy decreased by $1,824,741 from $1,824,741 for the three months ended March 31, 2010 to $0 for the three months ended March 31, 2011. The decrease in dairy was primarily due to dairy segment sold out in January 2011.

Cost of goods sold –Planation. Cost of goods sold from planation is $0 for the three months ended March 31, 2010 as compared with $0 for the three months ended March 31, 2011. There is no harvest in Q1 each year due to seasonal reason.

Cost of goods sold – Beef. Cost of goods sold from beef increased by $570,684 from $0 for the three months ended June 30, 2010 to $570,684. The increase in beef was primarily due to starting up new business of organic fertilizer, bread grass cultivation since Q3 2010.

Gross Profit

Consolidated gross profit decreased by $655,665 or 25.34%% to $1,930,916 for the three months ended March 31, 2011 from $2,586,581 for the three months ended March 31, 2010. The decrease was primarily due to the dairy’s gross profit was not there.

The following chart illustrates the changes by category from the Three Months Ended March 31, 2011 to March 31, 2010.

The gross profit by category is as follows:

Category	2011	2010	Difference
	Q1	Q1
Fishery	939,814	300,000	639,814

Dairy	-	2,286,581	(2,286,581)

Plantation	-	-

Beef	991,102	-	991,102

Total	1,930,916	2,586,581	655,665

Gross profit –Fishery. Gross profit from fishery increased by $639,814 from $300,000 for the three months ended March 31, 2010 to $939,814 for the three months ended March 31, 2011. The increase in fishery was primarily due to our increased the volume of contract service income from fishery development contract for the three months ended June 30, 2011 instead of consulting income for the three months ended June 30, 2010.

Gross profit –Dairy. Gross profit from dairy decreased by $2,286,581 from $2,286,581 for the three months ended March 31, 2010 to $0 for the three months ended March 31, 2011. The decrease in dairy was primarily due to dairy segment sold out in January 2011.

Gross profit –Plantation. Gross profit from plantation is $0 for the three months ended March 31, 2010 as compared with $0 for the three months ended March 31, 2011. There is no harvest in Q1 each year due to seasonal reason.

Gross profit – Beef. Gross profit from beef increased by $991,102 from $0 for the three months ended March 31, 2010 to $991,102 for the three months ended March 31, 2011. The increase in beef was primarily due to starting up new business of organic fertilizer, bread grass cultivation since Q3 2010.

Financial Statements

Statements of Cash Flows, page F-33

6.
We note that you present cash and cash equivalents for discontinued operations of (704,388) for the three months ended March 31, 2011. Given the fact that the sale of your dairy operations occurred during the first quarter of 2011, tell us why you continue to present cash balances for discontinued operations as of March 31, 2011.

Per SEC Comment #6, we continued to present cash balances for discontinued operations as of March 31, 2011, because we had received partial disposal proceeds from buyer. Since we deposited those disposal proceeds in SIAF bank accounts instead of ZX bank accounts, we revised detailed cash flows of discontinued operations as follows:

	Three months ended	Three months ended
	March 31, 2011	March 31, 2010
	(Unaudited)	(Unaudited)
	$	$

Cash flows from operating activities
Net income (loss) from continuing operations	1,339,826	(4,782,443)

Adjustments to reconcile net income (loss) from continuing operations to net cash from operations:
Depreciation	40,353	281,991
Amortization	189,792	710,508
(Gain) loss on extinguishment of debts	(92,926)	4,565,180
Changes in operating assets and liabilities:
Increase in inventories	(381,707)	(45,946)
Decrease(increase) in deposits and prepaid expenses	8,438	894,116
Increase in due from a director	-	(1,194,817)
Increase in due to a director	113,081	-
Increase in accounts payable and accrued expenses	372,932	24,473
Increase (decrease) in other payables	16,347,616	(994,602)
(Increase) decrease in accounts receivable	(1,662,144)	321,442
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	430,767	-
(Increase) decrease in other receivables	(13,060,168)	(507,152)
Net cash provided by (used in) operating activities	3,645,860	(727,250)
Cash flows from investing activities
Purchases of property and equipment	(6,449)	(266,951)
Acquisition of land use rights	(704,388)	-
Payment for construction in progress	(387,298)	(193,791)
Net cash used in investing activities	(1,098,135)	(460,742)
Cash flows from financing activities
Dividends paid	(3,905)	-
Net cash used in financing activities	(3,905)	-
Net cash provided by (used in) continuing operations	2,543,820	(1,187,992)
Cash flows from discontinued operations
Net cash provided by operating activities	-	2,422,578
Net cash used in investing activities	(2,433,497)	(1,957,888)
Net cash provided by financing activities	-	-
Net cash (used in) provided by discontinued operations	(2,433,497)	464,690
Effects on exchange rate changes on cash	(3,517,433)	1,213,276
(Decrease) increase in cash and cash equivalents	(3,407,110)	489,974
Cash and cash equivalents, beginning of period	3,890,026	2,360,587
Cash and cash equivalents, end of period	482,916	2,850,561
Less: cash and cash equivalents at the end of the period - discontinued operation	-	(2,471,897)
Cash and cash equivalents at the end of the period - continuing operations	482,916	378,664

Supplementary disclosures of cash flow information:
Cash paid for interest	3,172	120,999

Cash paid for income taxes	-	-

Non - cash transactions
1,321,000 (2010: 4,747,000) shares of common stock issued
for settlement of debts	1,989,000	1,158,650
Disposal proceeds receivable of sale of subsidiaries, HYT and ZX	44,295,612	-
Land use rights payable due to related parties	6,339,493	-

Detailed cash flow from discontinued operations
		Three months ended	Three months ended
	Note	March 31, 2011	March 31, 2010
		(Unaudited)	(Unaudited)
		$	$

Cash flows from operating activities
Net income for the period		10,203,951	2,057,265

Adjustments to reconcile net income to net cash from operations:
Depreciation		-	388,896
Amortization		-	390,662
Net gain of sale of subsidiaries, HYT and ZX		(10,203,951)	-
Changes in operating assets and liabilities:
Increase in inventories		-	(86,180)
Increase in deposits and prepaid expenses		-	(2,571,852)
Increase in other payables		-	123,320
Decrease in accounts receivable		-	129,985
Decrease in other receivables		-	1,434,678
Net cash provided by operating activities		-	1,866,774
Cash flows from investing activities
Net cash outflow on sale of subsidiaries, HYT and ZX	(d)	(3,137,885)	-
Payment for acquisition of land use rights		-	(1,157,278)
Payment for construction in progress		-	(244,806)
Net cash used in investing activities		(3,137,885)	(1,402,084)
Cash flows from financing activities
Net cash provided by financing activities		-	-

Effects on exchange rate changes on cash		-	(30,742)
(Decrease) increase in cash and cash equivalents		(3,137,885)	433,948

Cash and cash equivalents, beginning of period		3,137,885	2,037,949

Cash and cash equivalents, end of period		-	2,471,897

Supplementary disclosures of cash flow information:
Cash paid for interest		-	118,073
Cash paid for income taxes		-	-
Non - cash transactions
Disposal proceeds receivable of sale of subsidiaries, HYT and ZX		44,295,612	-

Note (d) Net cash outflow on sale of  subsidiaries, HYT and ZX

Three months ended
March 31, 2011
$

Cash and cash equivalents balance disposed of	(3,137,885)
Net cash outflow on sale of subsidiaries, HYT and ZX	(3,137,885)